Exhibit 12.1

Windstream Corporation

Computation of Ratios of Earnings to Fixed Charges

The table below sets forth Windstream’s ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	Fiscal Years					Nine Months Ended September 30,
(In millions, except ratios)	2004	2005	2006	2007	2008	2008	2009
		(dollars in thousands)
Interest Expense:
Interest expense	$20.4	$19.1	$209.6	$444.4	$416.4	$311.9	$295.0
Interest capitalized	2.9	2.6	2.7	3.7	1.9	1.3	1.3
Total interest costs	23.3	21.7	212.3	448.1	418.3	313.2	296.3
Appropriate portion ( 1/3) of rentals	1.8	2.4	6.2	6.3	8.4	6.0	4.7

Total fixed charges	$25.1	$24.1	$218.5	$454.4	$426.7	$319.2	$301.0

Total earnings and fixed charges:
Pretax income	$645.7	$649.6	$721.9	$1,167.9	$718.1	$553.0	$426.6
Less interest capitalized	(2.9)	(2.6)	(2.7)	(3.7)	(1.9)	(1.3)	(1.3)
Add estimated amortization of capitalized interest	1.4	1.5	1.6	1.8	1.9	1.4	1.5
Fixed charges	25.1	24.1	218.5	454.4	426.7	319.2	301.0

Total earnings and fixed charges	$669.3	$672.6	$939.3	$1,620.4	$1,144.8	$872.3	$727.8

Ratio of earnings to fixed charges:	26.7	27.9	4.3	3.6	2.7	2.7	2.4